Exhibit 3.2

ADITXT, INC.

CERTIFICATE OF DESIGNATION

OF

SERIES D-1 PREFERRED STOCK

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

THE UNDERSIGNED DOES HEREBY CERTIFY, on behalf of Aditxt, Inc., a Delaware corporation (the “Corporation”), that the following resolution was duly adopted by the board of directors of the Corporation (the “Board of Directors”), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”) on April 1, 2024, which resolution provides for the creation of a series of the Corporation’s Preferred Stock, par value $0.001 per share, which is designated as “Series D-1 Preferred Stock,” with the rights, preferences, privileges and restrictions set forth therein.

WHEREAS, the Amended and Restated Certificate of Incorporation of the Corporation (as amended, the “Certificate of Incorporation”), provides for a class of capital stock of the Corporation known as Preferred Stock, consisting of 3,000,000 shares, par value $0.001 per share (the “Preferred Stock”), issuable from time to time in one or more series, and further provides that the Board of Directors is expressly authorized to fix the number of shares of any series of Preferred Stock, to determine the designation of any such shares, and to determine the rights (including but not limited to voting rights), preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock.

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, (i) a series of Preferred Stock be, and hereby is, authorized by the Board of Directors, (ii) the Board of Directors hereby authorizes the issuance of Four Thousand One Hundred Eighty Six (4,186) shares of Series D-1 Preferred Stock and (iii) the Board of Directors hereby fixes the rights, preferences, privileges and restrictions of such share of Preferred Stock, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to all series of the Preferred Stock, as follows:

TERMS OF PREFERRED STOCK

1. Designation, Amount and Par Value. The series of Preferred Stock created hereby shall be designated as the Series D-1 Preferred Stock (the “Series D-1 Preferred Stock”), and the number of shares so designated shall be Four Thousand One Hundred Eighty Six (4,186). The share of Series D-1 Preferred Stock shall have a par value of $0.001 per share and will be uncertificated and represented in book-entry form.

2. Dividends. The holder of Series D-1 Preferred Stock, as such, shall not be entitled to receive dividends of any kind.

3. Voting Rights. Except as otherwise provided by the Certificate of Incorporation or required by law, the holder of the share of Series D-1 Preferred Stock shall have the following voting rights:

3.1 Except as otherwise provided herein, the outstanding share of Series D-1 Preferred Stock shall have Four Hundred Eighteen Million Six Hundred Thousand (418,600,000) votes. The outstanding share of Series D-1 Preferred Stock shall vote together with the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of the Corporation as a single class exclusively with respect to the Authorized Share Increase (as defined herein) and shall not be entitled to vote on any other matter except to the extent required under the DGCL. As used herein, the term “Authorized Stock Increase” means any proposal to increase the number of shares of Common Stock that the Corporation is authorized to issue, together with any ancillary or administrative matters necessary or advisable in connection with the implementation of such increase.

3.2 The share of Series D-1 Preferred Stock shall be voted, without action by the holder, on the Series D-1 Proposals in the same proportion as shares of Common Stock are voted (excluding any shares of Common Stock that are not voted) on the Series D-1 Proposals (and, for purposes of clarity, such voting rights shall not apply on any other resolution presented to the shareholders of the Corporation).

4. Rank; Liquidation and Other. The Series D-1 Preferred Stock shall have no rights as to any distribution of assets of the Corporation for any reason, including upon a liquidation, bankruptcy, reorganization, merger, acquisition, sale, dissolution or winding up of the Corporation, whether voluntarily or involuntarily.

5. Transfer. The Series D-1 Preferred Stock may not be Transferred at any time prior to stockholder approval of the Series D-1 Proposals without the prior written consent of the Board of Directors. “Transferred” means, directly or indirectly, whether by merger, consolidation, share exchange, division, or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of the share of Series D-1 Preferred Stock (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions.

6. Redemption.

6.1 The outstanding share of Series D-1 Preferred Stock shall be redeemed in whole, but not in part, at any time (i) if such redemption is ordered by the Board of Directors in its sole discretion, automatically and effective on such time and date specified by the Board of Directors in its sole discretion, or (ii) automatically following the approval of all of the Series D-1 Proposals (any such redemption pursuant to this Section 6.1, the “Redemption”). As used herein, the “Redemption Time” shall mean the effective time of the Redemption.

6.2 The share of Series D-1 Preferred Stock redeemed in the Redemption pursuant to this Section 6 shall be redeemed in consideration for the right to receive an amount equal to $0.01 (the “Redemption Price”) for the share of Series D-1 Preferred Stock that is owned of record as of immediately prior to the applicable Redemption Time and redeemed pursuant to the Redemption, payable upon the applicable Redemption Time.

6.3 From and after the time at which the share of Series D-1 Preferred Stock is called for Redemption (whether automatically or otherwise) in accordance with Section 6.1, such share of Series D-1 Preferred Stock shall cease to be outstanding, and the only right of the former holder of such share of Series D-1 Preferred Stock, as such, will be to receive the applicable Redemption Price. The share of Series D-1 Preferred Stock Redeemed by the Corporation pursuant to this Certificate of Designation shall be automatically retired and restored to the status of an authorized but unissued share of Preferred Stock, upon such Redemption. Notice of a meeting of the Corporation’s stockholders for the submission to such stockholders of the Series D-1 Proposals shall constitute notice of the Redemption of shares of Series D-1 Preferred Stock and result in the automatic Redemption of the share of Series D-1 Preferred Stock at the Redemption Time pursuant to Section 6.1 hereof. In connection with the filing of this Certificate of Designation, the Corporation has set apart funds for payment for the Redemption of the share of Series D-1 Preferred Stock and shall continue to keep such funds apart for such payment through the payment of the purchase price for the Redemption of such share.

7. Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Aditxt, Inc. has caused this Certificate of Designation of Series D-1 Preferred Stock to be duly executed by the undersigned duly authorized officer as of this 2nd day of May, 2024.

ADITXT, INC.

By:	/s/ Amro Albanna
Amro Albanna
Chief Executive Officer